Filed by GX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GX Acquisition Corp.

Commission File No.: 001-38914

The below presentation will be used by representatives of GX Acquisition Corp. (“GX”) and Celularity Inc. (“Celularity”) in presentations to potential investors beginning April 27, 2021.

The Next Evolution in Cellular Medicine April 2021

Disclaimer This presentation has been prepared for use by GX Acquisition Corp. (“ GX ”) and Celularity, Inc. (“ Celularity ”) in connection with their proposed business combination (the “ Business Combination ”). This presentation, and any information disclosed, whether in writing or orally, to you as part of (or otherwise in connection with) this presentation, is for information purposes only and is being provided to you solely in your capacity as a potential investor in considering an investment in GX, may not be used for any other purpose and may not be reproduced or redistributed, in whole or in part, without the prior written consent of GX and Celularity. Any photocopying, disclosure, reproduction or alteration of the contents of this presentation and any forwarding of a copy of this presentation or any portion of this presentation to any person is prohibited. This presentation is not intended to be all - inclusive or to contain all the information that a person may desire in considering an investment in GX and is not intended to form the basis of any investment decision in GX. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and must make your own investment decision and perform your own independent investigation and analysis of an investment in GX and the transactions contemplated in this presentation. This presentation shall neither constitute an oﬀer to sell or the solicitation of an oﬀer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the oﬀer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. Neither the Securities and Exchange Commission (the “ SEC ”) nor any state or territorial securities commission has approved or disapproved of the securities or determined if this presentation is truthful or complete. Forward - Looking Statements This presentation contains certain “forward - looking statements” within the meaning of the federal securities laws. Forward - looking statements may include, but are not limited to, statements regarding GX’s or Celularity’s expectations, hopes, beliefs, intentions or strategies regarding the future, including, without limitation, statements regarding: (i) the success and timing of Celularity’s cellular therapeutic development activities and initiating clinical trials, (ii) the success and timing of Celularity’s planned clinical trials, (iii) Celularity’s ability to obtain and maintain regulatory approval of any of Celularity’s therapeutic candidates, (iv) Celularity’s plans to research, discover and develop additional therapeutic candidates, including by leveraging genetic engineering and other technologies and expanding into additional indications, (v) Celularity’s ability to expand its manufacturing capabilities, and to manufacture Celularity’s therapeutic candidates and scale production, and (vi) Celularity’s ability to meet the milestones set forth herein. Any statements contained herein, including any underlying assumptions, that are not statements of historical fact may be deemed to be forward - looking statements and any such projections, statements, forecasts and other information or characterizations of future events or circumstances reflect various estimates and assumptions concerning anticipated results. Forward - looking statements include statements regarding Celularity’s future financial position and performance, business strategy, budgets, projected costs, plans, synergies and objectives of management for future operations. Without limiting the foregoing, the words “believes,” “anticipates,” “continues”, “could”, “may”, “might”, “plans,” “expects,” “intends,” “estimated,” “forecasted,” “projection”, “possible”, “potential”, “predicted”, “projected”, “should”, “strive”, “would” and similar expressions used in connection with any discussion of future operating or performance may identify forward - looking statements, but the absence of these words does not necessarily mean that a statement is not forward - looking. Forward - looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S - 4 (the “ S - 4 Registration Statement ”), which was initially filed with the SEC on January 25, 2021 and amended on March 29, 2021 and April 23, 2021, including the preliminary proxy statement/prospectus contained therein, GX’s registration statement on Form S - 1 and other documents filed by GX from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to diﬀer materially from those contained in the forward - looking statements. Forward - looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward - looking statements. No representations or warranties are made by GX, Celularity or any of their respective affiliates or representatives as to the accuracy of any such projections, modeling, data, targets, statements and other information contained herein. It is understood and agreed that any such projections, models, data, targets, statements and other information are not to be viewed as facts and are subject to significant business, financial, economic, operating, competitive and other risks, uncertainties and contingencies many of which are beyond GX and Celularity’s control, that no assurance can be given that any particular financial projections, ranges, or targets will be realized, that actual results may differ from projected results and that such differences may be material. These forward - looking statements are based on Celularity management’s current expectations and beliefs about future events based on information available to them as of the date hereof. As with any projection or forecast, they are inherently susceptible to uncertainty and changes in circumstances. Except as required by law, neither GX nor Celularity is under any obligation to, and expressly disclaims any obligation to, update or alter any forward - looking statements whether as a result of any such changes, new information, subsequent events or otherwise. Achieving GX’s and Celularity’s business and financial objectives, including growth in operations and maintenance of a strong balance sheet and liquidity position, could be adversely affected by, among other things: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of GX's securities; (ii) the risk that the Business Combination may not be completed by GX's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by GX; (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the Merger Agreement (as defined below) by the stockholders of GX; (iv) the satisfaction of the minimum trust account amount following redemptions by GX's public stockholders and the receipt of certain governmental and regulatory approvals; (v) the lack of a third party valuation in determining whether or not to pursue the Business Combination; (vi) the occurrence of any event change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the outcome of any legal proceedings that may be instituted against Celularity or against GX related to the Business Combination; (ix) the ability to maintain the listing of the GX's securities on Nasdaq; (x) risks inherent in developing Celularity's therapeutic candidates; (xi) risks associated with Celularity's ongoing and planned clinical trials, such as unexpected data or clinical site activation rates or clinical trial enrollment rates that are lower than expected; (xii) difficulties arising from Celularity's third - party licenses, or supply - chain or manufacturing challenges; (xiii) Celularity's ability to obtain adequate financing to fund its planned clinical trials and other expenses; and (xiv) trends in the industry, changes in the competitive landscape, delays or disruptions due to the COVID - 19 pandemic, as well as changes in the legal and regulatory framework for the industry or unexpected litigation or disputes and future expenditures. Other unknown or unpredictable factors or factors currently considered immaterial also could have an adverse effect on GX’s or Celularity’s results. Consequently, there can be no assurance that the actual results or developments anticipated by GX or Celularity will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, GX or Celularity. The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Neither Celularity nor GX have independent verified the accuracy or completeness of any such third - party information. Any data on past performance or modeling contained herein is not an indication as to future performance. Neither GX nor Celularity assumes any obligation to update the information in this presentation. Certain information contained in this presentation relates to or is based on studies, publications, surveys and Celularity’s own internal estimates and research. Such estimates and research has not been verified by any independent source. In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. GX and Celularity own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with GX or Celularity, or an endorsement or sponsorship by or of GX or Celularity. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that GX or Celularity will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights. GX and Celularity and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of GX’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of GX’s directors and officers in GX’s filings with the SEC, including GX’s Annual Report on Form 10 - K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 4, 2021, GX’s Definitive Proxy Statement on Schedule 14A, which was filed with the SEC on December 4, 2020, the S - 4 Registration Statement, including the preliminary proxy statement/prospectus contained therein, and GX's Definitive Proxy Statement on Schedule 14A, which was filed with the SEC on April 14, 2021. To the extent that holdings of GX’s securities have changed from the amounts reported in GX’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to GX’s stockholders in connection with the Business Combination is set forth in the preliminary proxy statement/prospectus on the S - 4 Registration Statement. This communication is not a substitute for the S - 4 Registration Statement or any other documents that GX may file with the SEC or that GX or Celularity may send to security holders in connection with the Business Combination. This presentation is not intended to form the basis of any investment decision or any other decision in respect to the Business Combination. Investors and security holders of GX and Celularity and other interested parties are urged to read the S - 4 Registration Statement, and the preliminary proxy statement/prospectus included therein, and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the Business Combination. Investors and security holders will also be able to obtain free copies of the proxy statement and other documents containing important information about GX and Celularity through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by GX can be obtained free of charge by directing a written request to GX Acquisition Corp., 1325 Avenue of the Americas, 25th Floor, New York, NY 10019. C O N FI D E N TIAL Page 1

OUR VISION Next Evolution in Off - the - shelf Allogeneic Cellular Therapies, at Greater Scale & Quality with Attractive Economics To harness the placenta’s unique biology and ready availability to develop therapeutic solutions Lead the evolution in placental - derived therapeutics: advance the discovery of the placenta as a limitless, renewable source of neonatal cells, which are biologically preferred to cells from adult bone marrow or peripheral blood Target large markets with high unmet need : broad therapeutic application including cancer, degenerative, and infectious diseases Develop safe and effective therapies : leverage inherent advantages of placental - derived cells to produce uniform, scalable and optimized cellular therapies Deliver off - the - shelf, cost effective therapies : cryopreserved allogeneic cellular therapies that clinicians can access on demand and off - the - shelf, enabling repeat dosing/multiple cycles as required in an outpatient setting C O N FI D E N TIAL Page 3

Strong intellectual property portfolio with over 1,500 issued and pending patents worldwide KEY INVESTMENT Highlights Proprietary placenta - based platform developed over a 20 - year history Broad pipeline of novel, investigational product candidates across therapeutic areas and indications of high unmet need Purpose - built 150,000 sqft cell manufacturing facility with a highly scalable and optimized production process Experienced management team with deep expertise in cell therapy to advance the Company 1 6 5 4 2 Robust preclinical differentiation, encouraging clinical data and rapid path to approval 3 C O N FI D E N TIAL Page 4

CELULARITY IMPACT™ PLATFORM

Capitalizing on the Benefits of Placenta Derived Cells to Target Multiple Diseases

INHERENT ADVANTAGES OF PLACENTAL BASED CELLS

- ✓ Abundant and evergreen starting cell source for allogeneic off-the-shelf therapies
- ✓ High expandability, persistence and stemness

PROMISING BASIC AND TRANSLATIONAL RESEARCH

- Preclinical and early clinical data demonstrate various biological activities suitable for therapeutics across multiple therapeutic areas
- Potential for multiple highly effective placental-derived product platforms, all enabled by the new, purpose-built manufacturing facility

Celularity IMPACT™

(*I*mmuno-*M*odulatory *P*lacenta-derived *A*llogeneic *C*ell *T*herapy)



HEMATOLOGICAL MALIGNANCIES
SOLID TUMORS
celularity
DEGENERATIVE DISEASES
INFECTIOUS DISEASE

CONFIDENTIAL
Page 5

CELULARITY: COMPANY HISTORY

Celgene Spin-out (2017) Leveraging 20+ Years of Cellular Therapeutics Innovation

2000 | 2002 | 2003 | 2005 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020

- **2000** — Anthrogenesis Corporation Founded by Dr. Robert Hariri
- **2002** — Celgene: Anthrogenesis acquired by Celgene, becomes Celgene Cellular Therapeutics
- **2005** — Allogeneic Placental Mesenchymal-like Stromal Cells in Crohn's, DFU
- **2015** — juno: Celgene & Juno Therapeutics autologous CAR-T collaboration
- **2015** — bluebirdbio: Celgene & bluebird bio autologous CAR-T collaboration
- **2016** — FIH allogeneic Placental-derived NK cell therapy product (Placental NK-007)
- **2017** — celularity formed from Celgene Cell Therapeutics spin-out
- **2017** — $45M Series A Financing
- **2018** — FIH cryopreserved allogeneic Placental-derived NK cell therapy product (CYNK-001)
- **2018** — $210M Series B Financing
- **2019** — Allogeneic Placental Pluripotent Cell program launched (APPL-001)
- **2019** — Placental Exosome program launched (pExo)
- **2019** — IND Safe to Proceed CYNK-001 in GBM
- **2020** — $100M Series B-1 Financing
- **2020** — Genetically-modified NK cell therapy program launched (CYNK-101)
- **2020** — IND Safe to Proceed CYNK-001 in COVID-19
- **2020** — Placental T-cell/CAR-T program launch (CyCART-19)

KEY: *CORPORATE MILESTONE* *CLINICAL MILESTONE* *FINANCIAL MILESTONE*

CONFIDENTIAL Page 6

Pipeline Overview

Broad Pipeline Across Oncology and Degenerative Diseases; Catalyst Rich 24 Months Ahead

	CELL TYPE		PROGRAM	INDICATION	2021	2022
HEMATOLOGIC MALIGNANCIES	Placental CAR-T		CyCART-19	B-Cell Malignancies	IND Submission; Phase I	Phase II
HEMATOLOGIC MALIGNANCIES	Placental NK Cell	Unmodified NK Cell	CYNK-001 (cryopreserved)	Acute Myeloid Leukemia (AML)	Phase I	
SOLID TUMORS	Placental NK Cell	Genetically Modified NK Cell	CYNK-101 + mAb	HER2+ Gastric Cancer	IND Submission; Phase I/IIa	Phase II
SOLID TUMORS	Placental NK Cell	Unmodified NK Cell	CYNK-001 (cryopreserved)	Glioblastoma Multiforme (GBM)	Phase I/IIa	
DEGENERATIVE DISEASES	Placental Mesenchymal-like Stromal Cell		APPL-001	Crohn's Disease		IND Submission; Phase I/IIa

2
Upcoming IND Submissions
(2021E)

5
Clinical trials by end of 2021

CONFIDENTIAL

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CELULARITY'S SINGLE-SOURCE, PLACENTA-BASED PLATFORM DRIVING BROAD PIPELINE

Four Key Cell Types Driving Six Initial Indications and Potential for Further Expansion



SINGLE SOURCE MATERIAL
4 ALLOGENEIC CELL TYPES
4 KEY PROGRAMS
6 INITIAL INDICATIONS
Placenta
Placental CAR-T
CyCART-19
B-Cell Malignancies
Unmodified NK
CYNK-001 (cryopreserved)
AML
Glioblastoma Multiforme
COVID-19
Genetically Modified NK
CYNK-101 CD16VP+ mAb
HER2+ Gastric Cancer
Placental Mesenchymal-like Stromal Cells
APPL-001
Crohn's
= INITIAL INDICATIONS OF FOCUS
FUTURE OPPORTUNITIES AND INDICATIONS (2025+)
Potential Future CAR Constructs for Oncological Indications
CD22
CD123
BCMA
GD2
Her2
Myelodysplastic Syndrome (MDS)
Infectious Disease (ID)
Potential Future Monoclonal Antibodies for Combination Oncology Therapies
Erbitux
Rituxan
Daratumumab
Durvalumab
ARDS
Pulmonary Sarcoidosis

MANUFACTURING >> Purpose-built, fully integrated manufacturing facility; rapidly scalable, end-to-end supply chain

CONFIDENTIAL

Page 8

Celularity benefits from Celgene’s 20 year+ investment in developing the technologies and capabilities required to manufacture cellular products at scale with consistent and reliable quality PURPOSE BUILT FACILITY FOR COMMERCIAL - SCALE CELLULAR THERAPEUTIC MANUFACTURING ▪ $80M investment in cGMP/cGTP manufacturing ▪ Enables greater control, efficiency and optimization than is achievable by outsourcing to contract manufacturing organizations (CMOs) alone STAFFED BY OVER 100 HIGHLY SPECIALIZED SCIENTISTS, ENGINEERS & TECHNICIANS. ▪ Optimized, product - specific CMC, QA/QC and manufacturing processes accelerate product development, production and commercialization ▪ Over 2 decades of experience with source material procurement COMMERCIAL SCALE, GMP - READY ▪ 9 Grade C/ISO 7 suites ▪ 6 Grade D/ISO 8 labs ▪ Dedicated translational research labs MANUFACTURING OVERVIEW Fully Integrated, Purpose Built Commercial Scale Manufacturing Site Including Translational Research & Biorepository C O N FI D E N TIAL Page 9

EXPERIENCED MANAGEMENT TEAM

With Deep Expertise in Cell Therapy

Executive Leadership Team



Robert J. Hariri, MD, PhD

Founder & CEO

Celgene

Weill Cornell Medicine



Xiaokui Zhang, PhD

Chief Scientific Officer

Celgene

The Rockefeller University



John Haines

Chief Operating Officer

ANDISCERN

Penn

IONETIX



David Beers

Chief Financial Officer

Goldman Sachs

T.RowePrice



Andrew Pecora, MD, FACP, CPE

Company Director & Senior Advisor

Progenitor Cell Therapy, LLC



Bradley Glover, PhD

Chief Technical Officer

Kite Pharma

Roche

Genentech



Anne Jones, PhD

Chief Business Officer

genuity science

Agilent

Amersham

GE Healthcare



Chi Li, PhD, MBA, RAC

SVP Regulatory Affairs

Allergan

Bristol Myers Squibb

Johnson & Johnson

CELULARITY

Page 10

Celularity Pipeline Overview

0 2 0 4 0 6 0 8 0 1 0 0 C D 1 9 C A R + T c e l l D i f f e r e n t i a t i o n S t a t u s + ( % ) T s c m / n a ï v e T e m T c m T e f f Marker Naïve S tem Ce l l Memory Central Me mo ry Effector Me mo ry Phenotype CD45RA + + - +/ - CD27 +++ +++ ++ +/ - CCR7 +++ +++ ++ - CD28 ++ +++ +++ +/ - Function Telomere +++ +++ ++ + Self - renewal + +++ ++ + IFN - - + ++ +++ IL - 2 - ++ +++ +/ - Cytotoxicity - +/ - + +++ Adopted from Gattinoni et al. Nature Reviews Cancer 2012 Stem Cell Memory = Greatest Proliferative Potential, Persistence and Survival Benefit Established Robust Manufacturing Process High proportion Tscm cells remain in CyCART - 19 post expansion Placental T cells consist mostly of T stem cell memory (Tscm) cells (stemness) CELULARITY CyCART - 19 Greater T Stem Cell Memory Characteristics C O N FI D E N TIAL Page 12 1 0 0 8 0 6 0 4 0 2 0 0 Day 0 P - T cells P - T c e l l D i f f e r e n t i a t i o n S t a t u s + ( % ) (N = 1 2 ) Day 15 CD19 CAR+ T cells (N = 3) 0 2 0 4 0 6 0 8 0 1 0 0 C y C A R T - 1 9 C A R + M a r k e r E x p r e s s i o n + ( % )

▪ CyCART - 19 demonstrates significantly reduced tumor burden and survival benefit compared to adult blood - derived CD19 CAR - T cells ▪ CyCART - 19 eliminated tumor and resulted in 100% survival out to 120 days ▪ CyCART - 19 “ memory” characteristics demonstrated via: – Extended survival out to 215 days upon tumor re - challenge on Day 122 – Differentiated persistence at end of study to elicit prolonged antitumor activities Source: Celularity Data S u r v i v al CyCART: Durable Persistence 0 3 0 6 0 9 0 1 2 0 1 5 0 1 8 0 2 1 0 6 0 4 0 2 0 0 8 0 1 0 0 D a y s S u r v i v a l R e - c h a l l e n g e ( d 1 2 2 ) CyCART - 19 DEMONSTRATES GREATER ANTI - LYMPHOMA ACTIVITIES & SURVIVAL Enhanced Efficacy & Persistence, Prolonged Immune Attack upon Tumor Recharging Page 13 C O N FI D E N TIAL

CYNK-001

Persisted, Matured and Proliferated in AML

CYNK-001 demonstrated **persistence up to 28 days** (mean=11days)



PNK 102016
screen PB
day 14 BM
day 14 PB
day 28 PB
CD56
HLA-B27

Persistent CYNK-001 cells **matured and proliferated**



PNK 102016 drug subs
(-) ctrl
Day 14 PB
CD56
CD16
CD94
Pan-KIR
CD57
Ki67

No detectable exhaustion on CYNK-001 cells



PNK 102016 drug subs
(-) ctrl
Day 14 PB
PD-1
TIM3
LAG3

CYNK-001 **demonstrated effector function** post infusion



4 hour *ex vivo* cell stimulation
PNK 102016 drug subs
Day 14 PB
Granzyme B
Perforin
IFNγ

Absence of allo-HLA antibodies in all subjects



HLA-A/B/C
Panel Reactive Antibody Test
(+) control
(-) control
screening
Day 0
Day 7
Day 14
Day 21
Day 28
0
100
200
300
400
500
600
FITC Geom. Mean

CONFIDENTIAL

Source: AACR 2019 poster: Immune monitoring of CYNK-001, an allogeneic, off the shelf NK cell in a Phase I study of acute myeloid leukemia", Celularity data

Page 14

MULTIPLE NEAR-TERM CLINICAL & REGULATORY MILESTONES - 2021

Development Milestones

2H21

- CyCART-19: IND Submission Expected
- CyCART-19: Phase I Study Start
- CYNK-001: Establish Phase 2 Dose (GBM)
- CYNK-001: Dose Selection & Initiation of Expansion Cohorts (AML)
- CYNK-101: IND Submission
- CYNK-101: Phase I/IIa Study Start

1H22

- APPL-001: Phase I/IIa Study Start

Program Milestones

CYNK-001

- 2H21: Dose Selection & Initiation of Expansion Cohorts (AML)
- 2H21: Establish Phase II Dose (GBM)

CYNK-101

- 2H21: IND Submission
- 2H21: Phase I/IIa Study Start

CyCART-19

- 2H21: IND Submission Expected
- 2H21: Phase I Study Start

APPL-001

- 1H22: Phase I/IIa Study Start

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CyCART - 19 B - Cell Malignancies

CyCART-19 OVERVIEW

Celularity Approach and Advantages

CAR-T approach

Background

Allogeneic approaches have important advantages

- Off-the-shelf for on-demand use
- Eliminates lengthy wait time for patient
- Scalable manufacturing and simplified logistics instead of "one batch, one patient"

The Placenta Advantage

Among allogeneic, placenta may be key differentiator

- Rationale for greater stemness, expandability, persistence
- Abundant renewable starting cell source for allogeneic therapies
- Potential for improved safety profile due to immunological naivety

Celularity Approach

Strong pre-clinical evidence of anti-tumor activity

CyCART-19 in R/R B-Cell NHL IND submission : 2H 2021

Phase 1 (safety and dose finding) start 2H 2021

Advantages

	Cell Therapy Technology Scorecard	CAR-T THERAPIES: AUTOLOGOUS	CAR-T THERAPIES: OTHER ALLOGENEIC	CAR-T THERAPIES: CELULARITY CyCART-19
MANUFACTURING COMPLEXITY	**Source Procurement** Non-invasive Collection / Reliable Procurement	✕	✕	✓
	Lower COGs Standardized, Scalable Manufacturing	✕	✓	✓+
	Starting Material Consistent Quality and Phenotype	✕	✕	✓
	Ability to Readily Expand While Maintaining a Less Differentiated Phenotype	✕	✕	✓
	"Off-the-Shelf" Treatment	✕	✓	✓+
	Ability to Re-dose Patients (if Necessary)	✕	✓	✓+

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▪ Placental T (P - T) cells do not induce xenogeneic GvHD in vivo – Evidenced by 100% survival , no weight loss , no increase in detection of any human CD3+ T cells in P - T treated mice – PBMC - treated mice exhibited significant weight loss, death of all mice, and increase of detection of human CD3+ T cells at Day 28 ▪ Celularity includes CRISPR - mediated TRAC KO in its process as a risk mitigation strategy to prevent GvHD – 97 - 99% TRAC KO efficiency achieved in CyCART - 19 cells 4 0 2 0 0 6 0 8 0 1 0 0 C D 3 + P e r c e n t a g e o f v i a b l e c e ll s W e e k 2 W e e k 4 NCG mice Day 0 Day 45 PBMC (IV 30M) P - T cells (IV, 30M) E n d p oi nt • Body Weight • CD3+ T cells in blood 0 P - C D 1 9 C A R T C R + F r e q u e n c y 1 0 0 8 0 6 0 4 0 2 0 T C R + ( % ) 3 % CyCART - 19 CELLS DO NOT INDUCE XENOGENEIC GvHD IN VIVO Efficient TCR Knockout as Risk Mitigation C O N FI D E N TIAL Page 18 Source: Celularity Data

CyCART-19 IN R/R B-CELL NHL

Phase I with Expansion Cohort Study Design

Part 1: Safety and Dose Finding


Screening and enrollment:
R/R CD19+ B-cell lymphomas
Lymphodepletion:
Flu 25 mg/m^2
CY 300 mg/m^2
De-escalation Cohort
XX x10^6 cells*
N=3*
Cohort 1:
XX x10^6 cells
N=3
Cohort 2:
XX x10^6 cells
N=3
Cohort 3:
XX x10^6 cells
N=3
Cohort expansion
CyCART-19 dose established in Phase 1
*Cells= Transduced, viable CyCART-19 cells
**3+3 Design; N up to 6 per Cohort

Part 2: Expansion Cohorts:

Cohort 1: DLBCL and high-grade NHL (N = 20)

Cohort 2: MCL (n = 20)

Cohort 3: FL (N = 20)

Cohort 4: CLL/SLL (N = 20)

Cohort 5: "Basket": (N = 20)
Other R/R CD19+ NHL subtypes (e.g. MZL, Waldenstroms etc)

Phase 1-Part 1 (safety and dose finding)

- **CyCART-19:**
- Three dose cohorts (iDoses TBD x10^6 transduced, viable CAR-T cells
- 3+3 design with dose de-escalation (20 x 10^6 cells)
- N=up to 18
- **Primary Endpoints**: Determine safety and maximum tolerated dose
- **Secondary Endpoints**: ORR (CR+PR), DOR, PFS, OS
- Exploratory Endpoints: Persistence of CyCART-19; immune reconstitution

Part 2 (Expansion)

- MTD/MTT CyCART-19 dose from Phase 1 Cohort study;
- 5 Expansion Cohorts
- **Primary Endpoints**: **Determine ORR at (CR+PR)**
- **Secondary Endpoints**: Safety, Time to response, DOR
- PFS, OS.
- Exploratory Endpoints: Persistence of CyCART-19;
- immune reconstitution

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KEY TAKEAWAYS ▪ Celularity has established a robust process to obtain placental T naive/scm population as source materials to produce off - the - shelf, highly scalable CyCART - 19 cells ▪ CyCART - 19 demonstrates stem cell memory characteristics as evidenced by greater in vivo persistence and durable antitumor activity in preclinical models ▪ CyCART - 19 cells outperform adult blood - derived CART cells by significantly greater persistence and longer survival in preclinical studies ▪ Early data suggesting no signs of GvHD ▪ Note: If Phase 1 successful, Celularity plans to pursue a Phase 2 basket trial across major B - cell malignancies (subject to FDA discussions) CLINICAL PLAN ▪ 2H21: IND Submission Expected ▪ 2H21: Phase I Study Start ▪ 1H22: Phase II Study Start CyCART - 19 Summary C O N FI D E N TIAL Page 20

CYN K - 001 AML

NK CELL OVERVIEW

Celularity Approach and Advantages

NK approach

Background	**NK cells are natural immune cells that eradicate both cancer and virus-infected cells**
The Placenta Advantage	**Placental-derived NK cells exhibit distinct characteristics:** ▪ Different maturation and activation state ▪ Immature phenotype ▪ CYNK cells possess longer telomere length in comparison to peripheral blood (PB) NK cells, which suggests high in-vivo proliferation and persistence
Celularity Approach	**Phase 1 study in R/R AML showed early signs of clinical benefit and a positive safety profile** **Dose Selection & Initiation of Expansion Cohorts (AML) in 2H 2021** ▪ High-risk patients (MRD+ disease) ▪ Leukemia free survival at 12 months is primary end-point ▪ Potential registrational study **CYNK-101 moving into Phase 1/2a (2H 2021)**

Advantages

		NK CELL THERAPIES	
	Cell Therapy Technology Scorecard	ADULT DONOR DERIVED	CELULARITY CYNK-001 & CYNK-101
MANUFACTURING COMPLEXITY	**Source Procurement** Non-invasive Collection / Reliable Procurement	✓	✓
	Lower COGs Standardized, Scalable Manufacturing	✓	✓+
	Starting Material Consistent Quality and Phenotype	✓	✓
	Ability to Readily Expand While Maintaining a Less Differentiated Phenotype	✕	✓
	"Off-the-Shelf" Treatment	✓	✓+
	Ability to Re-dose Patients (if Necessary)	✕	✓+

CONFIDENTIAL

Page 22

AML: PRE-CLINICAL DATA

Shows Evidence of Significant Leukemia Killing

CML, AML, MM IN VITRO KILLING



Cytotoxicity (%)
100
80
60
40
20
0
CML
AML
MM
20:1
10:1
5:1
2.5:1
1.25:1
0.6:1
Effector: Target (E:T) ratios

CYNK-001 demonstrates robust killing (cytolytic) against CML, AML, MM cell lines and primary AML samples

IFN-G PRODUCTION



IFN-γ (pg/1x10^6 cells)
10000
1000
100
10
1
Medium
K562
HL60
RPMI8226
NK
NK:K562
NK:HL60
NK:RPMI8226

CYNK-001 activation releases high concentration of IFN-g, favoring Th1 responses

PRIMARY AML KILLING



Cytotoxicity %
80
60
40
20
0
AML309
AML296
AML243
AML292
KG1a
Donor ID
98932
97203
100985
101028
101240

CYNK-001 exerted up to 60% specific lysis against primary AML samples at an Effector: Target (E:T) ratio of 3:1

CONFIDENTIAL Source: Celularity Data Page 23

DESIGN ▪ Dose escalation study ▪ Conditioning with cyclophosphamide and fludarabine – Fludarabine 25 mg/m2 x 5 days start day - 6 – Cyclophosphamide 60 mg/kg x 2 days on day - 5 and - 4 (omit Day - 4 if within 4 months of prior transplant) ▪ CYNK - 001 administered IV followed by up to 6 rhIL - 2 injections – rhIL - 2 at 6 million units subcutaneously beginning Day 0, every other day for 6 total doses PHASE I RESULTS ▪ CYNK - 001 well tolerated in a heavily pre - treated AML patient population – 11 r/r AML patients enrolled, 10 treated with single dose of CYNK - 001, no DLTs 1 , no GvHD, no detectable HLA allo - antibody – 8 of 10 patients were efficacy evaluable; the other 2 patients were not due to inadequate bone marrow (BM) for evaluation – 2 patients, both treated at the highest dose, had evidence of clinical benefit – CRp 2 at Day 21 – MLFS 3 at Day 14 CYNK - 001 - AML - 001 FIRST - IN - HUMAN STUDY Phase I Study in Relapsed / Refractory Acute Myeloid Leukemia Showed Early Signs of Clinical Benefit C O N FI D E N TIAL Page 24 Note: NCT02781467 1 DLT: Dose Limiting Toxicity; 2 CRp: Complete Remission with incomplete platelet recovery; 3 MLFS: Morphologic Leukemia Free State

CYNK-001 IN AML & GBM
Summary

KEY TAKEAWAYS

- NK cells are natural immune cells that eradicate both cancer and virus-infected cells
  - Key mediators of antibody-dependent cellular cytotoxicity
- Placental derived NK cells exhibit distinct characteristics:
  - Different maturation and activation state
  - Immature phenotype
- CYNK cells possess longer telomere length in comparison to PB NK cells, which suggests **high in-vivo proliferation and persistence**

CLINICAL PLAN

- Current: Phase I Enrollment
- 2H21: Dose Selection & Initiation of Expansion Cohorts

CONFIDENTIAL

Page 25

CYNK - 101 HER2+ Advanced Esophageal / Gastric Adenocarcinoma

GENETICALLY MODIFIED NK PROGRAM

Improving Anti-Tumor Killing Power of CYNK Program

RATIONALE

- Engineering CYNK cells with high affinity and cleavage resistant (CD16VP) expected to improve affinity for IgG1 therapeutic antibodies, resist activation induced cleavage and improve overall ADCC potential
  - CD16 polymorphism impacts IgG affinity and thus ADCC
  - CD16 158 V/V – highest affinity for IgG1 and IgG3 and directly correlate with clinical responses
  - ~10% of population are homozygous for high affinity CD16 158V/V
  - Activation by cytokines or tumor cells leads to CD16 cleavage
  - CD16 cleavage by ADAM-17 – blocked by S→P mutation at position 197

OPPORTUNITIES

- Enable combination therapy with ADCC mediating therapeutic mAb therapies
- Augment CYNK clinical program with <u>added "punching power" of Genetic Modification</u>



Antibody-Dependent Cellular Cytotoxicity
Lysis
Target Recognition
CD16
NK
Tumor Cell
CD16VP
Antibody
Tumor antigens



CD16VP Lentiviral Construct
WT CD16a sequence with modifications
Promoter
197 P
EF1a
S
158 V
Ig-Like Domain 1
Ig-Like Domain 2
Fc engaging domain
158 V
Membrane proximal
cleavage site
197 P

CONFIDENTIAL *Source: Celularity Data* Page 27

CYNK-101 DEMONSTRATES EFFECTIVE ANTITUMOR ACTIVITY
Against Gastric Cancer Cell Lines in Conjunction with Anti-HER2 Monoclonal Antibody

RESULTS

- Significant ADCC activity of CYNK-101 in combination with Herceptin against both gastric cancer cell lines was shown at E:T ratio of 2:1 over 24h in comparison with that of CYNK Non-Transduced (NT) or IgG control

CONCLUSION

- Demonstrated ADCC activity of CYNK-101 in combination with Herceptin against HER2+ gastric cancer cells
  - HER2+ Gastric demonstrated to be an immunologically susceptible tumor type with evidence of strong NK cell infiltration

NCI-N87 E/T 2:1



Killing Index
Hours
36.16
34.71
32.22
17.86
5.58
2.13
Target cells alone
CYNK-101 + IgG
CYNK-NT + IgG
CYNK-NT + Herceptin
CYNK-101 + Herceptin

OE19 E/T 2:1



Killing Index
Hours
77.19
52.61
45.43
16.92
Target cells alone
CYNK-101 + IgG
CYNK-NT + IgG
CYNK-NT + Herceptin
CYNK-101 + Herceptin

CONFIDENTIAL *Source: Celularity Data* Page 28

CYNK-101 PROVIDES A BACKBONE FOR COMBINATION THERAPIES

Enhanced ADCC with Multiple Antibodies Forms the Basis of Combination Therapy



ADCC WITH RITUXIMAB
% Specific Lysis
50
40
30
20
10
0
-10
10
5
2.5
1.25
ADCC WITH ELOTUZUMAB
% Specific Lysis
20
15
10
5
0
-5
10
5
2.5
1.25
ADCC WITH DARATUMUMAB
% Specific Lysis
70
50
30
10
-10
10
5
2.5
1.25
E:T Ratio (Against Daudi)
CYNK-101 + mAb
CYNK + mAb
CYNK-101 + IgG
CYNK + IgG

- Improved ADCC response observed from CYNK-101 compared to unmodified CYNK cells against lymphoma cell lines in combination with: Rituximab, Daratumumab and Elotuzumab antibodies
- IND-enabling studies on-going to evaluate CYNK-101 + mAbs in subcutaneous and orthotopic tumor models

CONFIDENTIAL

Page 29

CYNK-101 PHASE 1/2A TRIAL

Study Design



PART A: Safety and Dose Finding
PART B: Expansion And Basket
Cohort 3
CYNK-101 (7.2 x 10^9 cells) + Trastuzumab
(n=3-6)
Cohort 2
CYNK-101 (3.6 x 10^9 cells) + Trastuzumab
(n=3-6)
Cohort 1
CYNK-101 (1.8 x 10^9 cells) + Trastuzumab
(n=3-6)
Cohort-3 (Expansion HER2$^{(+pos)}$ G/GEJ)
CYNK-101 at RP2D + Trastuzumab
(n=additional subjects up to 12-20
BASKET (HER2$^{+(pos)}$ solid tumors)
CYNK-101 at RP2D + Trastuzumab
(n per cohort =TBD)

Phase 1 study (safety and dose finding)

- HER2$^{+(pos)}$ **G/GEJ adenocarcinoma** progressed on/after prior trastuzumab based therapy
- Dose escalation (3+3) with DLT period of 28 days
- N=9-18
- General objective: to establish MTD and recommended phase 2 dose (RP2D)
- **Primary Endpoints**: Determine safety and maximum tolerated dose
- **Secondary Endpoints**: ORR (CR+PR), DOR, PFS, OS
- Exploratory Endpoints: Persistence of CYNK-101

Expansion & Basket (feasibility and initial efficacy)

- Cohort 3: Expansion of HER2$^{+(pos)}$ G/GEJ adenocarcinoma who progressed on trastuzumab based therapy, N=12-20 (total)
- Basket of selected HER2 altered (overexpression, amplification, mutation) advanced solid tumors who progressed on previous therapies that might include trastuzumab, N=TBD (per indication). Basket will be initiated after RP2D is established
- General objective: efficacy & safety
- **Primary Endpoints**: ORR (CR+PR)
- **Secondary Endpoints**: DOR, PFS, OS, safety

CONFIDENTIAL

Page 30

CYNK-101 IN HER2+ GASTRIC CANCER
Summary

KEY TAKEAWAYS

- CYNK-101 adds “punching power” to the CYNK-001 platform via genetic modification
- When combined with Herceptin demonstrates ADCC activity against HER2+ Gastric Cancer cells
  - Joint impact of modified NK cells + mAb shows improved immunologic response with added NK cell killing

CLINICAL PLAN

- 2H21: IND Submission
- 2H21: Phase I/IIa Trial Start
- 1H22: Phase II Study Start

CONFIDENTIAL

Page 31

Degenerative Diseases

ALLOGENEIC PLACENTAL PLURIPOTENT CELLS: SCALABLE & OFF-THE-SHELF

Clinical Stage



Master Cell Stock
Working Cell Stock

Target Product Profile

- Culture expanded, undifferentiated Mesenchymal-like Stromal Cells (MSCs)
- Composition: CD34-, CD10+, CD105+, and CD200+
- MOA: Immune-modulatory, anti-inflammatory, pro-angiogenic, cytoprotective, pro-regenerative
- Targets: auto-immune disorder, inflammation, wound healing, tissue repair

One Placenta > 100,000 Doses

CONFIDENTIAL

Source: Celularity Data

Page 33

NEWLY DEVELOPED APPL PROGRAM

Leveraging Legacy Placental Mesenchymal-like Stromal Cell Studies to Expand to Degenerative Diseases

IV Formulation

50+ patients dosed in **multiple Crohn's Disease studies**

- Clinical response rates were significantly higher in IV Formulation treatment groups compared with the placebo group
- Response rates were 43% points in the treatment group vs 0% in the placebo group on Day 365
- Well-tolerated, no SAEs at therapeutic dose

IM Formulation

140+ patients dosed in **Diabetic Foot Ulcer (DFU) and Diabetic Peripheral Neuropathy Ph II studies**

- IM Formulation has systemic microvascular/neovascularization effects
- Enhanced healing of diabetic foot ulcers compared to placebo
- Improvement of retinopathy
- Well-tolerated, no SAEs at therapeutic dose


PDA-001-CD-002 Clinical Response Rate (%)
Response rate (%)
50
40
30
20
10
0
5/15 (33.3%)
p*=0.042
5/13 (38.5%)
p*=0.013
0/13 (0%)
1 unit
4 units
Placebo
Treatment Group
*p values were based on Fisher exact test to compare each treatment group with placebo


PDA-002-DFU-002 Index Ulcer Complete Wound Closure Responder
(subjects with PAD)
Responder Rate + SE (%)
60
50
40
30
20
10
0
3 x 106 cells
10 x 106 cells
30 x 106 cells
Combined Doses
Placebo
Treatment Group


PDA-002-DFU-002 Index Ulcer Complete Wound Responder
(subjects with PAD)
Responder Rate (%)
45
40
35
30
25
20
15
10
5
0
3 x 106 cells
10 x 106 cells
30 x 106 cells
Combined Doses
Placebo
Treatment Group

CONFIDENTIAL Source: Celularity Data Page 34

NEWLY DEVELOPED APPL PROGRAM Leveraging PDA Cells and Develop New APPL Candidate Genetically Modified APPL with Greater Safety Profile ▪ Tissue factor (TF) Knockout (KO) in APPL using CRISPR/Cas9 to reduce potential safety risk associated with TF ▪ Identified two of four CRISPR guide RNAs showing >95% high KO efficiency ▪ Demonstrated sustained TF KO throughout culture expansion ▪ APPL - TFKO cells significantly reduced TF activity ▪ TF KO showed no effect on cell proliferation and viability Novel Media and Culture Method Established to Develop APPL with Greater Potency ▪ Demonstrate immune modulation and regenerative functionality ▪ New IP opportunities in process and product composition 0 5 0 1 0 0 1 5 0 2 0 0 6 . 4 4 . 9 160 . 6 T F ( p M ) C T R K O - A K O - B K O - C 0 3 0 6 0 9 0 1 2 0 2 . 2 2 . 2 41 . 1 96 . 3 % of CD142+ A PP L - TFKO C O N FI D E N TIAL Source: Celularity Data Page 35

APPL IN CROHN'S DISEASE
Summary

KEY TAKEAWAYS

- Culture-expanded, undifferentiated mesenchymal-like stromal cells
  - Genetically modified with tissue factor (TF) knockout (KO)
- Mechanism of Action:
  - Immune-modulatory, anti-inflammatory, pro-angiogenic, cytoprotective and pro-regenerative

CLINICAL PLAN

- 1H22: IND Submission
- 1H22: Phase I/IIa Study Start

CONFIDENTIAL

Page 36

T ransaction Summary

TERMS OF TRANSACTION Overview Transaction Summary ▪ Celularity Inc. (“Celularity”) intends to combine with GX Acquisition Corp. (“GX”, NASDAQ: GXGX) pursuant to a merger agreement and plan of reorganization (the “Merger Agreement”) – Celularity is a clinical - stage biopharmaceutical company that is leveraging the unique biology and availability of the placenta to deliver off - the - shelf allogeneic cellular therapies at unparalleled scale and quality with competitive economics – GX is a special purpose acquisition company whose sponsor, GX Sponsor LLC, is managed by the principals of Trimaran Capital Partners ▪ The transaction values Celularity’s equity at $1.25bn ▪ The transaction will be supported by a PIPE placement of ~$80 million 1 . The implied post - transaction equity value at $10 / share and assuming all warrants remain outstanding at close, no redemptions from GX public stockholders and PIPE proceeds of ~$80mm will be ~$1.7bn. ▪ Transaction expected to close in Q2 2021 Robust, Long - T erm Investor Base ▪ Pursuant to the Merger Agreement, all existing Celularity stockholders will roll their equity into the newly - formed public company ▪ Strong investor group to support the transaction via participation in the PIPE, including affiliates of Starr Insurance Companies, Dragasac Limited, Sorrento Therapeutics and other unaffiliated institutional investors Use of Pr o cee d s ▪ As of 12/31/20 and pro forma for the business combination, the company is expected to have ~$375mm in cash assuming a PIPE placement of ~$80 million and no GX stockholder redemptions – Proceeds will be used fund Celularity’s operations into 2024, including R&D efforts and the clinical development and commercialization of the placental CAR - T (CyCART - 19), unmodified NK (CYNK - 001), genetically modified NK (CYNK - 101) and allogeneic placental pluripotent cell (APPL) programs – Proceeds will also be used to pay Celularity’s transaction expenses and GX’s expenses M a n a g e me n t & Board ▪ Company to be led by Celularity’s existing senior management team ▪ Company’s directors to include two GX designees and one mutually agreed upon independent director, with remaining directors designated by Celularity C O N FI D E N TIAL Page 38 1 Represents approximate proceeds to be received pursuant to the PIPE placement, and the final PIPE placement amount could be slightly more or less depending on the finalization of PIPE subscription agreements with certain potential PIPE investors.

TERMS OF TRANSACTION

Pro Forma Valuation and Ownership

Illustrative Pro Forma Valuation

$mm, except per share; mm shares		
Price per Share (illustrative)	$	10.00
Pro Forma Fully Diluted Shares Outstanding		*167*
Pro Forma Equity Value	**$**	**1,668**
Estimated standalone Celularity cash		(53)
Cash to Balance Sheet from Business Combination		(322)
Estimated pro forma debt at close		-
Pro Forma Enterprise Value	**$**	**1,293**

Pro Forma Ownership

	Shares (mm)	% Ownership
Current Celularity shareholders, optionholders and warrantholders	123	74%
Public GX Shareholders	29	17%
GX Sponsor	7	4%
PIPE Investors	8	5%
Total	**167**	**100%**

Sources of Funds

$mm		
Cash Held in Trust (12/31/20E)	$	292
PIPE Proceeds		80
Celularity Shareholder Equity Rollover		1,250
Total Sources of Funds	**$**	**1,622**

Uses of Funds

$mm		
Equity Issued to Celularity shareholders, optionholders and warrantholders	$	1,250
Cash to Balance Sheet		322
Estimated Transaction Fees & Expenses		50
Total Uses of Funds	**$**	**1,622**

CONFIDENTIAL

Assumes estimated Celularity cash and debt at 12/31/20, an ~$80 million PIPE issuance at $10 / share, that there are no stockholder redemptions and that the Celularity Shareholder Equity Rollover is issued at the GX stockholder redemption price per share, estimated at $10.15. Pro Forma ownership assumes impact of pro forma options and other dilutive securities on a fully diluted and net-share settled basis, calculated according to Treasury Stock method dilution at an illustrative $10 pro forma share price. Pro Forma ownership includes an estimated 26.9mm pro forma options that will be held by existing Celularity shareholders and employees at closing, with an estimated weighted average pro forma exercise price of $3.76 and includes an estimated 19.7mm pro forma warrants held by existing shareholders with an estimated weighted average pro forma exercise price of $7.31 that can be exercised for cash, remain outstanding or can be exercised on a cashless basis. Pro Forma ownership does not include an aggregate of 21.375mm GXGX warrants with an exercise price of $11.50 / share.

Page 39

C O N FI D E N TIAL Page 40 USE OF PROCEEDS Transaction Overview ▪ Approximately $375 million 1 of cash as of 12/31/20, pro forma for the business combination, projected on the combined company balance sheet to pursue Celularity’s research and development programs – Expected to provide cash runway into 2024, based on management’s current clinical development assumptions ▪ Projected proceeds will be primarily used to fund Celularity’s research and development programs, including: – Approximately $20 – $30 million to fund Phase 1 and Phase 2 trials for its CyCART - 19 program in relapsed refractory B - cell NHL – Approximately $30 – $40 million to fund Phase 1 and Phase 2 trials for its CYNK - 001 program in MRD+ AML – Approximately $40 – $60 million to fund Phase 1 and Phase 2 for its CYNK - 001 program in Glioblastoma Multiforme – Approximately $80 – $100 million to fund Phase 1 and Phase 2 trials for its CYNK - 101 program in Gastroesophageal Junction / Gastric HER2+ Adenocarcinoma – Approximately $20 – $30 million to fund Phase 1/2a trial for its APPL - 001 program in Crohn’s Disease 1 Assuming $50mm estimated transaction fees and expenses, a PIPE placement of ~$80mm and no GX stockholder redemptions.

NEAR-TERM MILESTONES

To Achieve the Next Advance in Placenta-based Cell Therapy

Achievements to Date

March 2020:	Completed $100mm Series B-1 financing
April 2020:	Received FDA Safe to proceed on IND for CYNK-001 in COVID-19
September 2020:	Completion of Facility at Florham Park
January 2021:	Announce merger with GXGX Acquisition Corp.
	Completed concurrent $80m PIPE financing
March 2021:	Received Fast Track Designation by the FDA for CYNK-001 in recurrent GBM
April 2021:	Received Orphan Drug Designation by the FDA for CYNK-001 in malignant gliomas

Key Near-Term Development Milestones

CYNK-001
- 2H21: Establish Phase 2 Dose (GBM)
- 2H21: Dose Selection & Initiation of Expansion Cohorts (AML)

CYNK-101
- 2H21: IND Submission
- 2H21: Phase I/IIa Study Start

CyCART-19
- 2H21: IND Submission
- 2H21: Phase I Study Start

APPL-001
- 1H22: Phase I/IIa Study Start

CONFIDENTIAL

Page 41

Appendix Clinical Programs Additional Detail

PLATFORM

CELULARITY IMPACT™ PLATFORM

Broad IP Protection Across All Lead Programs


PLACENTA-DERIVED CELLULAR PLATFORMS
PLACENTAL NK
15 PATENT FAMILIES
PLACENTAL CAR-T
2 PATENT FAMILIES
PLACENTAL-DERIVED MESENCHYMAL-LIKE STROMAL CELLS
25 PATENT FAMILIES
PNK Broad Background Patent
Genetically Modified PNK Patents
Cryopreserved PNK (CYNK-001) Patents
Cryopreserved Genetically Modified PNK (CYNK-101) Patents
Celularity Placental CAR-T Patents
APPL/PDAC Patents
Process Patents
Treatment of AML & MM
Treatment of GBM
Process Patents
Product Characterization Patents
Cryopreserved Genetically Modified PNK (CYNK-101) Patents
Early CAR Receptor Technology
CAR Receptor Method & Composition
Anti-CD19 CAR Receptor
Product Characterization
Product Characterization & Method of Production
Product Description & Indication Patents

CONFIDENTIAL Page 43

PLATFORM

CELULARITY IMPACT™ PLATFORM

The Placenta as a Renewable Allogeneic Source, with Purpose-Built Commercial Scale Manufacturing


PLACENTA-DERIVED CELLULAR PLATFORMS
PROCESSES
PRODUCTS
INDICATION
Placental NK
CD34+ Cells
Lymphocytic Progenitors
CYNK-001
Acute Myeloid Leukemia Glioblastoma Multiforme
Genetic Modification
Lymphocytic Progenitors
CYNK-101
Gastric Cancer (Herceptin)
Placental CAR-T
Mononuclear Cell Separation/ T Cell Isolation
CAR Transduction
Gene Editing
CyCART-19
B-Cell Malignancies (CD19)
Placental Pluripotent
Mesenchymal-like Stromal Cells
Master Cell Bank
Genetic Modification
Working Cell Stock
APPL-001
Crohn's Disease

CONFIDENTIAL

Page 44

PLATFORM

CELULARITY PLACENTAL CAR-T (CyCART)

Solving the Downside of Autologous CAR-T Therapies

AUTOLOGOUS CAR-T THERAPY		ALLOGENEIC PLACENTAL CAR-T
Status Quo	**Downside**	**Celularity's Scalable Solution**
➢ All CAR T-cell therapies on the market and most (~75%) of clinical assets are autologous	▪ Complex, high COGS manufacturing and *one-batch, one-patient* supply chain	✓ No apheresis capacity constraints ✓ High volume manufacturing ✓ On-demand, off-the-shelf cryopreserved packaged product
➢ Peripheral blood-derived T-cell is the immune cell 'vehicle' used to express a CAR	▪ Multiple rounds of lymphocyte-depleting therapies cause inconsistent apheresis cell recovery in relapsed or refractory patients	✓ Placentas provide a profuse, renewable source of healthy, ready to use lymphocytes ✓ Placental T-Cells containing abundance of stem cell memory conferring greater expansion and persistence potential
		UNIQUE ADVANTAGES OF PLACENTAL-DERIVED CELLS
➢ "Patient as their own donor" automatically makes the patient part of the supply chain	▪ Therapeutic outcomes affected by *collection-manufacturing-release-administration* timeframe "Long vein-to-vein time"	✓ Dynamic & flexible supply chain ✓ Patient-responsive, not patient-dependent ✓ Simplified logistics, ability to pre-position cryopreserved product at treatment sites

CONFIDENTIAL

Page 45

PLATFORM

CELULARITY PLACENTAL CAR-T (CyCART)

Providing Upside to Adult-donor Allogeneic CAR-T Therapies

ALLOGENEIC CAR-T THERAPY		ALLOGENEIC PLACENTAL CAR-T
Status Quo	**Downside**	**Celularity's Scalable Solution**
➢ Requires selection, screening & testing T cells from healthy adult donors e.g. donor bone marrow	▪ Complex logistics, multistep manufacturing process to source, limited scalability, improved speed vs. autologous but still measured in days	✓ No apheresis capacity constraints ✓ High volume manufacturing ✓ On-demand, off-the-shelf cryopreserved packaged product
➢ High cost of treatment inherent of engineered T cell therapy	▪ Requires separate engineering for each new therapeutic candidate	✓ Placentas provide an abundant, renewable source of healthy, ready to use lymphocytes ✓ Placental T-Cells containing abundance of stem cell memory conferring greater expansion and persistence potential
		UNIQUE ADVANTAGES OF PLACENTAL-DERIVED CELLS
➢ Adult donor ≠ universal donor	▪ Potential safety complications observed from graft versus host disease (GvHD), as well as CRS and cerebral edema	✓ Dynamic & flexible supply chain ✓ Patient-responsive, not patient-dependent ✓ Simplified logistics, ability to pre-position cryopreserved product at treatment sites

CONFIDENTIAL

Page 46

PLATFORM

CELULARITY PLACENTAL NK CELLS

Providing Upside to both Adult-donor NK Cells

ADULT DONOR NK CELL THERAPY		*ALLOGENEIC PLACENTAL NK*
Peripheral Blood NK	**iPSC NK**	**Celularity's Scalable Solution**
➢ Apheresis of peripheral blood from healthy donor / patient ➢ Requires voluntary donor	▪ De-differentiated adult fibroblasts ▪ Additional processing required	✓ No apheresis capacity constraints ✓ High volume manufacturing ✓ On-demand, off-the-shelf cryopreserved packaged product
➢ Cytokine activation without expansion or direct expansion on feeder cell platform	▪ Two-stage differentiation: – First from iPSC's to iCD34 cells, and then to NK cells ▪ Expression of multiple de-differentiation genes higher risk of insertional mutagenesis	✓ Feeder cell-free, cytokine cocktail-based NK cell expansion and differentiation ✓ No prior exposure to physiological or environmental factors; no exhaustion
➢ Heterogeneous NK cells with high expression of both NK cell activating receptors and inhibitory receptors (KIRs) ➢ Potential for fratricide exists with CD38 mAb	▪ NK cells with high expression of both NK cell activation and inhibitory receptors (KIRs) ▪ Potential for fratricide necessitated knock out of CD38 when combined with CD38 mAb	✓ Heterogeneous NK cells with high expression of natural cytotoxicity receptors (NCRs) with low expression of inhibitory receptors (KIRs) ✓ No fratricide observed in combination with CD38 targeted approaches

CONFIDENTIAL

Page 47

NK CELL THERAPY FOR CANCER IMMUNOTHERAPY Preclinical & Clinical Data Supporting Role of NK cells in the Treatment of Cancer NK CELLS ARE A MAJOR COMPONENT OF THE INNATE IMMUNE SYSTEM ▪ Natural immune cells that eradicate both cancer and virus - infected cells – Directly via cytolytic granule mediated lysis – Indirectly via secretion of immunoregulatory cytokines (e.g. IFN - g) NK CELL ACTIVITY IS THERAPEUTICALLY RELEVANT ▪ Kills cancer cells (e.g., leukemic blasts) without prior sensitization, in a non - MHC restricted or tumor antigen - restricted manner ▪ Key mediators of ADCC (e.g. Rituximab, Cetuximab) ▪ Defective NK cell number & function has been linked to increased cancer risk and tumor development ▪ NK cell activity inversely correlated to relapse (anti - metastatic) ▪ NK cells infiltration predicts immune checkpoint blockade responsiveness Source: Imai et al., Lancet, 2000; Levy et al., J Biomed Biotech 2011; Barry et al., Nat Med 2018; Lorenzo - Herrenro et al., Cancers 2019; Pasero et al., Oncotarget 2015; Hsu et al., JCI 2018. Image: NK Cell (Yellow) Attack A Cancer Cell; https:// www.sciencemag.org/news/2018/09/engineered - natural - killer - cells - may - be - next - great - cancer - immunotherapy C O N FI D E N TIAL Page 48 PIPELINE

PIPELINE

FIRST ALLOGENEIC PLACENTAL HSCS-DERIVED NK CELL IMMUNOTHERAPY

Biological Characteristics Suggest Greater Therapeutic Potential

Proprietary process generates highly scalable, allogeneic, off-the-shelf NK cells from placental hematopoietic stem cells	▪ CYNK-001 investigated in two Phase I studies for refractory and relapsed Acute Myeloid Leukemia (r/r AML) and Multiple Myeloma (MM) post autologous stem cell transplant – CYNK-001 was well tolerated in 25 participants treated
Placental derived cells potentially differentiated from PB NK cells	▪ High expression of NCRs and low expression of CD16 and KIR, indicating immature phenotype characteristics ▪ Longer telomere length, suggesting potential high in vivo proliferation and persistence
High in vitro cytolytic activity against a broad range of tumor cell lines, in vivo maturation and anti-tumor activities, high cytolytic cytokines (e.g. IFNg, Granzyme) production	▪ Low to no expression of PD-1, TIGIT, LAG-3, TIM-3

CONFIDENTIAL

Source: Wunderlich et al. Blood 2012; 120:580. Kang et al. Front Immunol. 2013; 4:101.

Page 49

Study Design : Randomized, double - blind, Placebo - controlled study in adults with 5 doses of 1/4 th unit APPL (~ 37 million cells) over 8 weeks vs. Humira treatment. Study Population: Moderate - to - Severe CD (CDAI score: 220 - 450) who are refractory to Corticosteroids Primary objective: To assess the clinical efficacy by measuring response/remission rates during the induction phase as well as to explore durability of response during the maintenance phase in subjects with moderate to severe CD. Subjects shall be re - treated if a flare is developed during the 1 - year. Secondary Objective: The secondary objectives of this study are to assess clinical improvement by endoscopic measurements and quality of life assessments. Primary Endpoint: To assess clinical efficacy, the modified Crohn’s Disease Activity Index (CDAI) scoring system will be used to measure the following: – Clinical Remission: Reduction of CDAI score to less than 150 points 4 - 6 weeks – Clinical Remission: Reduction of CDAI score to less than 150 points 1 - year Secondary Endpoints: – Clinical Response Rate: Reduction in CDAI score by 100 points to the baseline at 1 - year – Evaluation of mucosal healing as measured by Simple Endoscopic Score for Crohn’s Disease (SES - CD) at week 4 - 6 and 1 - year – Patient - reported outcome of quality of life as measured by Inflammatory Bowel Disease Questionnaire (IBDQ) Sample Size: 162 subjects in each arm (80% power and 10% drop out) involving APPL versus Humira with NI margin of 12% Timeline Estimate: – IND: 1H 2022 APPL CROHN’S DISEASE (CD) Study Design PIPELINE C O N FI D E N TIAL Page 50

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Additional Information and Where to Find It

GX has filed an amended registration Statement with the U.S. Securities and Exchange Commission (“SEC”) on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement to be distributed to holders of GX’s common stock in connection with GX’s solicitation of proxies for the vote by GX’s stockholders with respect to a proposed business combination (the “Celularity Business Combination”) between GX and Celularity and other matters as described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued to Celularity’s stockholders in connection with the Celularity Business Combination. After the Registration Statement has been declared effective, GX will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the Celularity Business Combination and the other proposals regarding the Celularity Business Combination set forth in the Registration Statement. GX’s stockholders and other interested persons are advised to read the Registration Statement, including the preliminary proxy statement / prospectus contained therein, and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with GX’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the Celularity Business Combination, because these documents will contain important information about GX, Celularity and the Celularity Business Combination. Stockholders may also obtain a copy of the preliminary proxy statement/prospectus or, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Celularity Business Combination and other documents filed with the SEC by GX, without charge, at the SEC website located at www.sec.gov or by directing a request to GX, 1325 Avenue of the Americas, 25th Floor, New York, NY 10019.

Participants in the Solicitation

GX and its directors and officers may be deemed participants in the solicitation of proxies of GX’s stockholders in connection with the Celularity Business Combination. GX’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GX in GX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 4, 2021, GX’s Definitive Proxy Statement on Schedule 14A, which was filed with the SEC on December 4, 2020, the Registration Statement, which was initially filed with the SEC on January 25, 2021 and amended on March 29, 2021 and April 23, 2021, including the preliminary proxy statement/prospectus contained therein, and GX’s Definitive Proxy Statement on Schedule 14A, which was filed with the SEC on April 14, 2021.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GX’s stockholders in connection with the Celularity Business Combination and other matters to be voted upon at the special meeting will be set forth in the registration statement for the Celularity Business Combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Celularity Business Combination is included in the Registration Statement for the Celularity Business Combination.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Celularity, the combined company or GX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward Looking Statements

This communication contains, or incorporates by reference, “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements regarding GX’s, GX’s management team’s, Celularity’s and Celularity’s management team’s expectations, hopes, beliefs, intentions, or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “can,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “strive,” “target,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the ability to consummate the Celularity Business Combination; (ii) the expected benefits of the Celularity Business Combination; (iii) the financial and business performance of Celularity; (iv) the inability to complete the PIPE Investment; (v) the success and timing of Celularity’s cellular therapeutic development activities and initiating clinical trials; (vi) the success and timing of Celularity’s planned clinical trials; (vii) Celularity’s ability to obtain and maintain regulatory approval of any of Celularity’s therapeutic candidates; (viii) Celularity’s plans to research, discover and develop additional therapeutic candidates, including by leveraging genetic engineering and other technologies and expanding into additional indications; (ix) Celularity’s ability to expand its manufacturing capabilities, and to manufacture Celularity’s therapeutic candidates and scale production; (x) Celularity’s ability to meet certain milestones; (xi) changes in Celularity’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; (xii) the implementation, market acceptance and success of Celularity’s business model; (xiii) developments and projections relating to Celularity’s competitors and industry; (xiv) the impact of health epidemics, including the COVID-19 pandemic, on Celularity’s business and the actions Celularity may take in response thereto; (xv) Celularity’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others; (xvi) expectations regarding the time during which GX will be an emerging growth company under the JOBS Act; (xvii) Celularity’s future capital requirements and sources and uses of cash; (xviii) Celularity’s ability to obtain funding for its operations; (xix) Celularity’s business, expansion plans and opportunities; (xx) the outcome of any known and unknown litigation and regulatory proceedings; and (xxi) changes in applicable laws, ordinances, regulations, codes, executive orders, injunctions, judgments, decrees or other orders or the interpretation thereof. These forward-looking statements are based on information available as of the date of this communication, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. These risks and uncertainties may be amplified by the COVID- 19 pandemic, which has caused significant economic uncertainty. If any of these risks materialize or underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither GX nor Celularity presently know, or that GX or Celularity currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect GX’s and Celularity’s expectations, plans, or forecasts of future events and views as of the date of this communication. GX and Celularity anticipate that subsequent events and developments will cause GX’s and Celularity’s assessments to change. Accordingly, forward-looking statements should not be relied upon as representing GX’s or Celularity’s views as of any subsequent date, and GX does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Additional risks and uncertainties are identified and discussed in GX’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.